FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of September, 2003

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following announcement was issued earlier today by a third party that has sold its investment in a software company to Household International Inc., a wholly owned subsidiary of HSBC Holdings plc.

WAYNE, Pa. - Sept. 5, 2003 - Safeguard Scientifics, Inc. (NYSE: SFE) today announced that it has sold all of its equity interest (19.5 percent on a fully diluted basis) in Kanbay International, Inc. to Household Investment Funding, Inc., a wholly owned subsidiary of Household International, for an aggregate cash consideration of approximately US$26 million. Kanbay is a premier global systems integrator providing high-quality, high-value software solutions to the insurance, banking, lending, credit card and securities industries.

"Since our association with Kanbay in 1998, they have been a model partner company, profitably expanding their footprint of success from the United States and India to Australia, Europe and Singapore," said Anthony L. Craig, president and chief executive officer, Safeguard Scientifics, Inc. "Household's purchase of our equity position in Kanbay allows us to profitably exit one of our legacy investments and provides proceeds which can be deployed in a variety of ways":

* To increase our ownership interest in our strategic subsidiaries and fund their respective growth plans.

* To acquire new strategic subsidiaries.

* And depending upon market conditions from time-to-time, to consider steps to modify our capital structure which may include the repurchase of a portion of our convertible notes due in June 2006 or the purchase of outstanding equity securities.

Safeguard expects to record a book gain on the transaction of approximately US$18million, which will be reflected in its financial results for the third quarter of 2003.

Household is a long-term customer of Kanbay and currently owns 5.2 percent of the company on a fully diluted basis. Household's acquisition of Safeguard's stake increases Household's investment in Kanbay to 24.7 percent on a fully diluted basis.

"Household is pleased to complement our 12-year history with Kanbay by increasing our investment in their organization," said Ken Harvey, group executive and CIO at Household International.

Raymond Spencer, chairman and CEO of Kanbay International stated, "We have enjoyed a very fruitful relationship with Safeguard and are appreciative of the support and guidance that Kanbay has received over the past five years. Kanbay is very excited by the evolution of our strong partnership with Household and HSBC, which positions us for continued growth in the financial services sector."

About Safeguard

Safeguard Scientifics (NYSE: SFE) is a technology operating company, headquartered in Wayne, Pa., that seeks to create long-term value by taking controlling interests in and developing its companies through superior operations and management. Currently, Safeguard acquires and operates businesses that provide business decision and life science software-based product and service solutions. Safeguard's existing strategic subsidiaries focus on the following vertical markets: financial services, healthcare and pharmaceutical, manufacturing, retail and distribution, and telecommunications. Safeguard is accessible via the Internet at www.safeguard.com.

About Household

Household International, headquartered in Prospect Heights, Ill., is a wholly owned subsidiary of HSBC Holdings plc (NYSE: HBC), one of the largest banking and financial services organizations in the world. Through its businesses, Household is a leading provider of consumer loans, credit cards, auto finance and credit insurance products in the United States, United Kingdom and Canada. In the United States, Household operates under the two oldest and most recognized names in consumer finance - HFC and Beneficial. Additionally, Household is one of the nation's largest issuers of private label and general-purpose credit cards, including The GM Card® and the AFL-CIO's Union Plus® card. For more information, visit the company's Web site at www.household.com.

About Kanbay

Kanbay is a global integration and managed solutions company with a rich heritage in serving the financial services industry. The company's solutions help customers achieve sustainable business success and predictable value via a customer-centric approach to deploying industry innovation, process excellence and information technology solutions. Kanbay's solutions are a combination of bundled and specialized solution sets, industry advancements, process excellence and information technology enablement delivered via a flexible global delivery model at the right cost.

Founded in 1989, Kanbay is headquartered in Rosemont, Ill. Kanbay also has U.S. offices in Los Angeles and New York; a European office in Cambridge; Australian offices in Melbourne, Sydney, Brisbane and Perth; offices in Hong Kong, Japan, Singapore and Canada; plus the Kanbay e-Solutions Center in Pune, India.

END

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                                                                                                             By:

                                                                                                                                                                                             Name: P A Stafford

                                                                                                                                                                                             Title: Assistant Group Secretary

                                                                                                                                                                                             Date: September 5, 2003